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KAYE SCHOLER LLP
                                                   425 Park Avenue
                                                   New York, New York 10022-3598
                                                   212 836-8000
                                                   Fax 212 836-8689
                                                   www.kayescholer.com



                                November 16, 2005



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. Daniel F. Zimmerman

            Re:  Emergency Medical Services L.P.
                 Emergency Medical Services Corporation
                 Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-127115)
                 -----------------------------------------------------

Dear Mr. Zimmerman,

                  In light of our conversation Tuesday morning, in which you raised certain questions about the terms of the EMS L.P. amended and restated limited partnership agreement, we concluded that you would consider it appropriate to include a description of that agreement in the prospectus for the class A common stock to be issued in exchange for the EMS L.P. class B units -- notwithstanding the fact that the class B unit holders are making no investment decision.

                  Accordingly, we intend to add to the second prospectus included in the registration statement, under the caption "Description of Capital Stock", a new section titled "Partnership Agreement". A copy of the text of that section is enclosed for your information.

                  Thank you for your continuing assistance. Please contact the undersigned at (212) 836-8685 or Marybeth O'Keefe at (212) 836-8456 with any further comments or questions you may have.


                                   Sincerely,

                                   /s/  Lynn Toby Fisher

                                        Lynn Toby Fisher

Encl.

cc:    Todd G. Zimmerman
       Joel I. Greenberg
       James J. Clark
       Noah B. Newitz







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PARTNERSHIP AGREEMENT

MANAGEMENT

    EMS L.P. is organized as a Delaware limited partnership and will be governed by the terms of the partnership agreement. The partnership agreement generally provides that we, as sole general partner of the partnership, will have sole and exclusive responsibility for the management of the business and affairs of the partnership. No limited partner may take part in the operation, management or control of the business of the partnership by virtue of being a holder of LP exchangeable units. Certain restrictions apply to our ability to engage in certain mergers and similar transactions. See "-- LP Exchangeable Units and Class B Special Voting Stock."

    The limited partners of EMS L.P. have agreed that, in the event of any conflict in the fiduciary duties owed by us to our stockholders and by us, as general partner of the partnership, to such limited partners, we may act in the best interests of our stockholders without violating fiduciary duties to such limited partners or being liable for any resulting breach of our duties to the limited partners.

    The partnership agreement does not restrict our business activities and does not require that we conduct all of our business through EMS L.P.

TRANSFERABLITY OF INTEREST

    The partnership agreement provides that we may not voluntarily withdraw from the partnership, or transfer or assign our interest in the partnership, except to an affiliate or, in connection with a merger or similar transaction, to a successor.

    The LP exchangeable unit holders may transfer their interests in EMS L.P. to another limited partner, an affiliate or a member of the Initial Investor
Group, as defined in our certificate of incorporation. Any transferee must agree to become a party to the partnership agreement as a limited partner.

ADDITIONAL CONTRIBUTIONS

    The partnership agreement provides that, in the event we issue additional shares of capital stock, we will contribute to EMS L.P. as an additional capital contribution any net proceeds from such issuance in exchange for additional partnership interests with preferences and rights corresponding to the capital stock we issue.

DISTRIBUTIONS

    The partnership agreement sets forth the manner in which distributions will be made, so that we maintain the economic equivalency of the LP exchangeable units and the class B common stock. See "-- LP Exchangeable Units and Class B Special Voting Stock."


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LIMITED PARTNER EXCHANGE RIGHTS

    Pursuant to the partnership agreement, each LP exchangeable unit may be exchanged for one share of class B common stock. See "-- LP Exchangeable Units and Class B Special Voting Stock."

AMENDMENTS OF THE PARTNERSHIP AGREEMENT

    Amendments to the partnership agreement may be proposed by us, as general partner, or by partners holding at least 20% of the LP exchangeable units.

    Generally, the partnership agreement may be amended with our approval, as general partner, and the holders of a majority of the LP exchangeable units. Certain amendments that would, among other things, convert a limited partner's interest into a general partner's interest, modify the limited liability of a limited partner, alter the right to receive any distributions, or alter or modify the provisions applicable to the LP exchangeable units must be approved by each limited partner that would be adversely affected by the amendment.

EXCULPATION AND INDEMNIFICATION OF THE GENERAL PARTNER

    The partnership agreement generally provides that we, as general partner, will incur no liability to EMS L.P. or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if we carried out our duties in good faith.

    The partnership agreement also provides for our indemnification and indemnification of our directors, officers, employees and agents from any loss, liability, damage, cost or expense incurred by such person in connection with our business or activities or those of EMS L.P., so long as the indemnitee is not guilty of willful misconduct and was acting in good faith within what the indemnitee reasonably believed to be the scope of its authority for a purpose which it reasonably believed to be not opposed to the interests of EMS L.P.

TAX MATTERS

    Pursuant to the partnership agreement, we will be the "tax matters partner" of EMS L.P. and, as such, will have authority to make tax elections under the Internal Revenue Code on behalf of the partnership.

TERM

    The partnership will continue in full force and effect until December __, 2095 or until sooner dissolved pursuant to the terms of the partnership agreement.